Exhibit 1

SECOND AMENDMENT TO RIGHTS AGREEMENT

          SECOND AMENDMENT, dated as of January 30, 2003 (“Second Amendment”), to Rights Agreement dated as of January 25, 2000 (the “Rights Agreement”), between Allergan, Inc., a Delaware corporation (the “Company”), and Equiserve Trust Company, N.A., as Rights Agent (the “Rights Agent”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Rights Agreement.

          WHEREAS, the Company and the Rights Agent previously entered into the Rights Agreement; and

          WHEREAS, pursuant to Section 26 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend any provision of the Rights Agreement in accordance with the terms of such Section 26.

          NOW, THEREFORE, in consideration of the foregoing premises and mutual agreements set forth in this Second Amendment, the parties hereby amend the Rights Agreement as follows:

          1. Section 1 of the Rights Agreement is hereby amended to include the following new definition in the appropriate alphabetical position, with the subsequent definitions being appropriately re-lettered and cross-references thereto being appropriately revised:

“1.9 “Qualified Institutional Investor” shall mean, as of any time of determination, a Person that is described in Rule 13d-1(b)(1) promulgated under the Exchange Act (as such Rule is in effect on the date hereof) and is eligible to report (and, if such Person is the Beneficial Owner of greater than 5% of the Common Shares of the Company, does in fact report) beneficial ownership of Common Shares of the Company on Schedule 13G, and such Person (i) is not required to file a Schedule 13D (or any successor or comparable report) with respect to its beneficial ownership of Common Shares of the Company, (ii) shall be the Beneficial Owner of less than 15% of the Common Shares of the Company then outstanding (including in such calculation the holdings of all of such Person’s Affiliates and Associates other than those which, under published interpretations of the SEC or its Staff, are eligible to file separate reports on Schedule 13G with respect to their beneficial ownership of the Common Shares of the Company) and (iii) shall be the Beneficial Owner of less than 20% of the Common Shares of the Company then outstanding (including in such calculation the holdings of all of such Person’s Affiliates and Associates).”

          2. Section 1.1 of the Rights Agreement is hereby modified, amended and restated in its entirety as follows:

          “1.1. “Acquiring Person”

          “Acquiring Person” shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the Common Shares of the Company then outstanding but shall not include (i) an

Exempt Person (as such term is hereinafter defined), or (ii) a Qualified Institutional Investor. Notwithstanding the foregoing, no Person shall become an “Acquiring Person” as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the Common Shares of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the Common Shares of the Company then outstanding solely by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of one or more additional Common Shares of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such Person shall be deemed to be an “Acquiring Person” unless upon becoming the Beneficial Owner of such additional shares of Common Shares of the Company, such Person does not beneficially own 15% or more of the Common Shares of the Company then outstanding. Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this Section 1.1, has become such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of Common Shares of the Company that would otherwise cause such Person to be an “Acquiring Person” or (B) such Person was aware of the extent of its Beneficial Ownership of Common Shares of the Company but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement), and without any intention of changing or influencing control of the Company, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this Section 1.1, then such Person shall not be deemed to be or have become an “Acquiring Person” at any time for any purposes of this Agreement. For all purposes of this Agreement, any calculation of the number of Common Shares of the Company outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding Common Shares of the Company of which any Person is the Beneficial Owner, shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Exchange Act, as in effect on the date of this Agreement.

          3. This Second Amendment shall be effective as of the date hereof and, except as expressly set forth herein, the Rights Agreement shall remain in full force and effect and be otherwise unaffected hereby.

          4. This Second Amendment may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all such counterparts shall together constitute one and the same document.

          5. If any term, provision, covenant or restriction of this Second Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Second Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          6. This Second Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

          IN WITNESS WHEREOF, the parties have executed this Second Amendment as of the date first written above.

ALLERGAN, INC., a Delaware corporation

By:	/s/ Matthew J. Maletta

Name: Matthew J. Maletta
Title: Assistant Secretary

EQUISERVE TRUST COMPANY, N.A.

By:	/s/ Thomas A. Ferrari

Name: Thomas A. Ferrari
Title: Senior Managing Director

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